FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: January 2009 Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1

(Executive Offices)	(Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
This report on Form 6-K and the exhibit 99.1 hereto are incorporated by reference into the Registration Statement on Form F-3 (File No. 33-96354) as exhibits 5.2 and 23.3 thereto.
EXPLANATORY NOTE:
The legal opinion of Osler, Hoskin & Harcourt LLP dated January 5, 2008, filed as Exhibit 99.1 hereto, from the date hereof shall be deemed incorporated by reference into and made a part of the registrant’s Registration Statement on Form F-3 (File No. 33-96354) as Exhibit 5.2 and Exhibit 23.3 thereto.

SIGNATURES
EXHIBIT INDEX
EX-99.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By: Name:	/s/ Russel C. Robertson Russel C. Robertson
	Title:	Interim Chief Financial Officer

	By: Name:	/s/ Blair F. Morrison Blair F. Morrison
Date: January 5, 2009	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Legal Opinion of Osler, Hoskin & Harcourt LLP in respect of Bank of Montreal’s Shareholder Dividend Reinvestment and Share Purchase Plan